Exhibit 2

April 7, 2023

Via Email

The Special Committee of the Board of Directors
Glory Star New Media Group Holdings Limited
22F, Block B, Xinhua Technology Building,
No. 8 Tuofangying South Road,
Jiuxianqiao, Chaoyang District, Beijing 100016
People’s Republic of China
Attention: Ke Chen

Re: Notice of Termination

Dear Mr. Ke Chen:

Reference is made to that certain Agreement and Plan of Merger, dated as of July 11, 2022 (the “Merger Agreement”), by and between Cheers Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), GSMG Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and Glory Star New Media Group Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”) (the “Merger Agreement”). Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Merger Agreement.

Reference is further made to that certain Notice of Termination Pursuant to Section 9.1(b)(ii) dated April 6, 2023 issued by the Company to us (the “Notice of Termination”).

We write in response to the Notice of Termination. While we also regret that the transactions contemplated under the Merger Agreement cannot be completed as previously contemplated, we disagree with the allegations made in the Notice of Termination.

Nonetheless, in the interest of good faith and cooperation, Parent acknowledges that the Company can terminate the Merger Agreement under Section 9.1(h) of the Merger Agreement and thus agrees to pay the Parent Termination Fee pursuant to Section 9.2(b)(iv) of the Merger Agreement on that basis.

This notice is without prejudice to any rights or remedies that Parent and Merger Sub may have under the Merger Agreement, at law, in equity or otherwise. Nothing in this notice and nothing done pursuant to this notice shall be construed as constituting an admission of any liability or breach whatsoever by Parent, Merger Sub or any other person in relation to the Transactions, including the Merger.

Sincerely,

CHEERS INC.

By:	/s/ Bing ZHANG
Name: Bing ZHANG
Title: Director

cc: Hogan Lovells

Attention: Stephanie Tang, Esq.